Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

December 9, 2021

VIA EDGAR TRANSMISSION

Ms. Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
V-Shares U.S. Diversity ETF (S000074719)

Dear Ms. Hunter-Ceci,
The purpose of this letter is to respond to the comments you provided regarding the Trust’s Post-Effective Amendment (“PEA”) No. 512 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the V-Shares US Diversity ETF (the “Fund”) as a series of the Trust. PEA No. 512 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on September 30, 2021 (Accession No. 0000894189-21-007058).
For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.
The Trust’s responses to your comments are as follows:
1.Please provide the Staff with a high-level summary of key portfolio attributes based on the current index composition. The summary attributes should address approximate number of issuers, market cap ranges, country exposures, and industry or sector exposures. Please additionally provide the names, tickers, and weights, of the top 10 issuers included in the Index. For each name, please briefly explain how the issuer would satisfy rule 35d-1 including the data underlying your belief.
The Fund passively tracks the ISS ESG US Diversity Index which has the following key attributes as of December 6, 2021:
–Number of issuers: 497
–Market capitalization range between $500 million and $2.7 trillion allocated as follow

		100%	497
Category	Market Capitalization ($	Weight	# Names

Small Caps	250 million - 2 billion	0.2%	53
Mid Caps	2 billion - 10 billion	3.0%	173
Large Caps	10 billion - 200 billion	43.0%	241
Mega Caps	Over 200 billion	53.8%	30

–Country exposure: 100% US
–Sector exposures:

11 sectors	100.00%	497
GICS Sector Allocation	Weight	# Names
Communication Services	10.65%	21
Consumer Discretionary	7.94%	67
Consumer Staples	5.08%	31
Energy	1.63%	7
Financials	10.37%	78
Health Care	12.33%	67
Industrials	5.98%	62
Information Technology	40.48%	102
Materials	1.62%	19
Real Estate	2.12%	21
Utilities	1.81%	22

–Top ten issuers:

#	Name	Ticker	CUSIP	SEDOL	Weight (%)	Briefly explanation of how the issuer would satisfy rule 35d-1
1	Apple Inc	AAPL US	037833100	2046251	10.50
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology. The weight is over the 9.5% cap at rebalance because of market movement.

2	Microsoft Corp	MSFT US	594918104	2588173	9.20
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

3	Alphabet Inc	GOOGL US	02079K305	BYVY8G0	3.27
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

4	Alphabet Inc	GOOG US	02079K107	BYY88Y7	3.02
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

5	NVIDIA Corp	NVDA US	67066G104	2379504	2.75
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

6	Home Depot Inc/The	HD US	437076102	2434209	1.68
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

7	Johnson & Johnson	JNJ US	478160104	2475833	1.63
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

8	Procter & Gamble Co/The	PG US	742718109	2704407	1.39
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

9	Visa Inc	V US	92826C839	B2PZN04	1.31
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

10	Bank of America Corp	BAC US	060505104	2295677	1.26
Company exhibits ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. Then the weights are determined as described through a free-float market cap methodology.

2.Please consider naming and defining the ISS ESG US Diversity Index for clarity.

The Trust responds by updating the relevant disclosure as follows:

“The V-Shares US Diversity ETF (the “Fund”) seeks to track the investment results of the ISS ESG U.S. Diversity Index (the “Underlying Index”), which is composed of U.S. large, mid, and small capitalization stocks of companies exhibiting broad ethnic and gender representation for Directors and Named Executive Officers (NEO), as determined by Institutional Shareholders Services Inc. (the “Index Provider” or “ISS”).”

3.In the Fees and Expenses table, please consider deleting the “Shareholder Fees” row, as the Fund is an ETF.
The Trust responds by deleting the “Shareholder Fees” row.
4.In the Example, please confirm that the example numbers are accurate.
The Trust responds by confirming that the figures provided are correct.
5.The Staff noted that the ISS ESG Diversity Index focuses on executive leadership for diversity rather than diversity, in general. In this regard, please explain how the Fund’s name is consistent with Rule 35d-1 and investor expectations. In addition, please disclose an 80% test for the Fund.
The Trust responds that it believes the Fund’s current name accurately reflects that it will invest in the kinds of companies suggested by its name under Rule 35d-1 of the 1940 Act. In footnote 43 to the adopting release of Rule 35d-1 (the “Adopting Release”), it is stated, “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Fund’s definition of “diversity” is derived from the Underlying Index’s selection criteria for component securities to only include companies that exhibit diverse representation among their directors and named executive officers. This criteria is referenced in the Fund’s investment objective and further explained in the principal investment strategy disclosure, as modified by comment 8 below.

The Fund’s definition of “diversity” to consist of companies that prioritize diversity of its leadership can reasonably be viewed as the most effective measure of the likelihood that an organization will prioritize diversity in how it conducts business, staffs its workforce and serves the communities and constituents it provides its products and/or services to. The Trust notes that general diversity among an organization’s workforce is a matter that is effectively promoted and implemented down the ranks of the company from the top, with the goal being to achieve effective diversity and inclusion at the whole workforce level. The Trust further notes that the rationale for the investment strategy is precisely rooted in the fact that diversity is generally not followed with inclusion. Although there may be reasonable representation in entry-level roles, the proportions of women and minorities shrink as they move upward the corporate ladder. The research reported by ISS ESG and others has consistently confirmed that focusing on diversity at the senior leadership level allows firms to effectively achieve the outcome of diversity and inclusion in general. In sum, the Trust takes the position that, for the foregoing reasons, the Fund’s definition of “diversity” is reasonably and sufficiently defined and does not make the Fund’s name misleading.

While the Trust believes that “diversity” connotes a type of investment strategy and not an investment type, the Fund will adopt and implement the following policy:

“Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in domestic large, mid, and small capitalization equity securities of companies that exhibit broad ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider.”

6.The Principal Investment Strategies section states, “The Underlying Index is a free float-adjusted market capitalization weighted equity index designed to reflect the equity performance of U.S. companies exhibit broad ethnic and gender representation for Directors and Named Executive Officers (NEO), as determined by the Index Provider.” Please describe in plain English what “free float-adjusted market capitalization” means.
The Trust responds supplementally that the free-float adjusted market capitalization of a security on a given day is obtained by multiplying the number of shares outstanding on the market (free-float shares or active shares) by the security’s closing price on that day. The free-float methodology can be contrasted with the full-market capitalization method, which takes into its calculation both active and inactive shares when determining market capitalization. The free-float method excludes locked-in shares, such as those held by insiders, promoters, and governments. Utilizing the free-float adjusted methodology allows to only consider the market capitalization are readily available to trade upon.
The free-float adjusted methodology is a common method of calculating the market capitalization of a stock market index's underlying companies in a way that better reflects the shares actually available to trade.
7.The Principal Investment Strategies section states that the index universe is comprised of all financial instruments which are component of the Global Benchmark Series [GBS] Index Universe. Please revise to describe the index universe in clear concise and understandable language to inform investors about the nature of the exposures that will be obtained by investing in the fund.
The Trust responds by amending the relevant disclosure as follows:
“The ISS ESG U.S. Diversity Index universe is comprised of large, mid, and small capitalization US Companies’ stocks listed on an exchange in the U.S.”
8.The disclosure about indicates that the companies that comprise the Index are U.S. companies. Please include that as a criterion if accurate. Additionally, with a view to disclosure, please supplementally provide the data forces that the Index relies on to make the determination or determinations. If the data is not self-reported, please supplementally describe how the Index Provider reaches its conclusion that the available information is sufficient or insufficient for purposes of including or excluding an issuer from the Index.
The Trust responds by updating the relevant disclosure as follows:
Based on the index universe, the initial composition of the index as well as any selection for an ordinary rebalance is determined on the selection day and based on the ISS ESG Director & Executive Diversity dataset provided by ISS. All companies for which an evaluation based on the dataset is not possible due to insufficient and/or missing information or data are excluded. The index includes securities from the index universe that are issued by companies that meet all four of the below criteria:

1.Company is a U.S. company.

2.Company’s Board has a 35% combined minimum of women or ethnically diverse Directors.

3.Company has a combined minimum of three distinct ethnically diverse individuals among Directors or Named Executive Officers, or a minimum of two such individuals if the CEO or Board Chair is ethnically diverse.

4.Company has a combined minimum of three distinct women among Directors or Named Executive Officers, or a minimum of two women if the CEO or Board Chair is a woman.

The Trust additionally responds supplementally that the Index Provider utilizes the data based on the ISS ESG Director & Executive Diversity dataset provided by ISS to make its rules-based determinations.

9.Please delete the duplicate sentence in the Principal Investment Strategies section.
The Trust responds by deleting the duplicated sentence.
10.The Principal Investment Strategies section states “On each selection day, each index component is assigned a weight according to its free float market capitalization. Individual index component weights are capped at 9.5%. The excess weight is distributed pro rata across the whole index in an iterative manner.” Please describe how the weights for the remaining components will be allocated in plain English.
The Trust responds by updating the disclosure as follows:
“On each selection day, each index component is assigned a weight according to its free float market capitalization. Individual index component weights are capped at 9.5%. ~~The excess weight is distributed pro rata across the whole index in an iterative manner.~~ The excess weight is distributed proportionally across the remaining constituents. For example, if an individual index component weight is 10.5%, the excess weight over the 9.5% cap is 1%. This excess weight is to be distributed to the remaining index components representing a total of 89.5%. It is allocated proportionally, in such a manner that the remaining index individual components’ weights are proportionally increased and sum to 90.5%.”
11.The Principal Investment Strategies section states “The index is adjusted on the rebalance day after close of business to reflect the new selection of the index components determined on the selection day.” Please revise this paragraph to clarify when the index is adjusted and how it is adjusted.
The Trust responds by updating the disclosure as follows:
“The index is adjusted on the rebalance day after close of business to reflect the new selection of the index components determined on the selection day. ~~This is carried out by implementing the shares as determined on the selection day based on the weights calculated on that day.~~ The selection day is the day when the index revised composition is determined. The selection day is 20 calculation days before the actual rebalance days. A calculation day is every weekday from Monday to Friday. The rebalance day is the day when the index new composition (determined on the selection day) is implemented. The rebalance day is the first Wednesday in May and November. If that day is not an eligible rebalance day, the rebalance day will be the immediately following eligible rebalance day. An eligible rebalance day is each day that is a trading day at the New York Stock Exchange, the London Stock Exchange, the EUREX Exchange, and the Tokyo Stock Exchange. As a summary, the index new composition is determined approximately four weeks ahead of rebalance day, and the index is adjusted on rebalance day.”
12.The Principal Investment Strategies section states, “The index is calculated as a price return, net total return and gross total return Index.” Please explain what the terms “price return,” “net total return,” and “gross total return” mean in plain English and please explain their relevance. In addition, consider relocating this sentence to the second full paragraph that describes the underlying index.

The Trust responds by relocating the relevant disclosure to the second full paragraph describing the underlying index and additionally responds supplementally as follows:
A Price Return index calculation reflects the market price movements of the index components, disregarding any payments made in respect of the index components, such as ordinary cash dividends whereas special cash dividends are reinvested. A Price Return index calculation aims to reflect the price performance of a specific market, or a particular segment.

A Net Total Return index calculation seeks to replicate the overall return from holding a portfolio consisting of the index components. In order to achieve this aim, a Net Total Return index calculation considers payments, such as dividends, after the deduction of any withholding tax or other amounts an investor holding the index components would typically be exposed to.

A Gross Total Return index calculation seeks to replicate the overall return from holding a portfolio consisting of the index components. In order to achieve this aim, a Gross Total Return index calculation considers payments made in respect of the index components, such as dividends, without the deduction of any withholding tax or other amounts an investor holding the Index Components would typically be exposed to.
The Trust additionally amends the relevant disclosure as follows:

“The Index is calculated as a price return, net total return and gross total return index. A price return index reflects the market price movements disregarding any payments made in respect of the index components, such as ordinary cash dividends. A net total return index calculation considers payments, such as dividends, after the deduction of any withholding tax, and a gross total return index considers payments made in respect of the index components without the deduction of any withholding tax.”

13.The Principal Investment Strategies disclosure states, “The Investment Manager uses a ‘passive’ or indexing approach to try to achieve the Fund’s investment objective.” Please delete this sentence as it duplicates the disclosure in the paragraph below.
The Trust responds by removing the relevant disclosure.
14.Please conform the use of the term “Investment Manager” to “Sub-Adviser,” if accurate. In addition, please consider relocating this paragraph to follow the first sentence under the Principal Investment Strategies for clarity, as well as grouping similar disclosure together. For example, disclosure about the index administrator’s duties should be discussed together.
The Trust responds by making the suggested relocation.
15.Please include securities lending risk disclosure for consistency with the Fund’s investment strategy section, if accurate. Please also consider an investment focus type risk.
The Trust responds by updating the relevant disclosure in the Fund’s Principal Risks section as follows:
“Securities Lending Risk. There are certain risks associated with securities lending, including the risk that when lending portfolio securities, the securities may not be available to the Fund on a timely basis and the Fund may, therefore, lose the opportunity to sell the securities at a desirable price.”
“Investment Focus Risk. Because the Index is composed only of U.S. companies that exhibit broad ethnic and gender representation, there is a risk that companies included in the Index may underperform companies that are not part of the Index.”

16.The Principal Investment Strategy section states that the Fund will invest only in U.S. companies. As such, please consider the appropriateness of the depository receipt risk and non-U.S. securities risk or revise the fund’s principal investment strategy accordingly.
The Trust responds by removing the relevant risk disclosure concerning depository receipts and non-U.S. securities risk disclosure.
17.Please consider including large-cap company risk disclosure for consistency with the Fund’s investment strategy.
The Trust responds by including the following disclosure in the Fund’s Principal Risks section:
“Large-Cap Company Risk. The Fund's investment in larger companies is subject to the risk that larger companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.”
18.The Fund’s disclosure notes that there may be instances in which the Adviser or Sub-Adviser may choose to overweight or underweight securities represented in the Underlying Index. The disclosure additionally notes that the Adviser or Sub-Adviser may purchase or sell securities not in the Underlying Indexes. Please supplementally describe the reasons why the Adviser or Sub-Adviser would choose to overweight or underweight securities represented in the Index considering that the Fund’s strategy is to passively track the index.
The Trust responds supplementally that those instances may occur in situations that include (but are not limited to):
–the cost of trading outweighs the benefit of matching the underlying index’s weights
–the security in the underlying index becomes illiquid
–passively tracking the index requires optimization.

19.The Fund is described as non-diversified in the Prospectus, but as diversified in the SAI. Please reconcile.
The Trust notes that the Fund intends to qualify as a diversified fund under the 1940 Act. As a result, the Trust responds by removing all references to the possibility the Fund would be non-diversified.
20.On page 18, please update the reference to Section 12(d)(1) of the 1940 Act to reflect the Commission’s adoption of Rule 12d1-4, including the rescission of exemptive orders.
The Trust responds by revising the relevant disclosure as follows:
“In October 2020, the SEC adopted regulatory changes related to the ability of an investment company to invest in other investment companies in excess of specified statutory limits. These changes include, among other things, amendments to Rule 12d1-1, the rescission of Rule 12d1-2, the adoption of new Rule 12d1-4, and the rescission of certain exemptive relief issued by the SEC permitting certain fund of funds arrangements. Rule 12d1-4, which became effective on January 19, 2021, permits the Fund to invest in other investment companies, including money market funds, beyond the statutory limits, subject to certain conditions. The rescission of the applicable exemptive orders and the withdrawal of the applicable no-action letters is effective on January 19, 2022. After such time, an investment company will no longer be able to rely on these exemptive orders and no-action letters, and will be subject instead to Rule 12d1-4 and other applicable rules under Section 12(d)(1).”

21.The SAI states that the Fund may concentrate its investments in a particular industry or group of industries. There is no corresponding concentration in the Prospectus. Please reconcile.
The Trust responds by removing the relevant disclosure in the Statement of Additional Information.
22.Please review the master limited partnership disclosure and debt securities disclosure for consistency with the Fund’s investment strategy. If the Fund will principally invest in MLPs, please include current income and deferred income expense lines in the fee table and update the tax risk disclosure.
The Trust responds by removing references to master limited partnerships and debt securities from the Statement of Additional Information.
23.Please review the Investment Company Securities disclosure in the SAI for consistency with the Commission’s adoption of Rule 12d1-4.
The Trust responds by updating the following disclosure:
“The Fund may invest in the securities of other investment companies, subject to applicable limitations under Section 12(d)(1) of the 1940 Act. Pursuant to Section 12(d)(1), the a Fund may invest in the securities of another investment company (the “acquired company”) provided that the Fund, immediately after such purchase or acquisition, does not own in the aggregate: (i) more than 3% of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of 5% of the value of the total assets of the Fund; or (iii) securities issued by the acquired company and all other investment companies (other than Treasury stock of the Fund) having an aggregate value in excess of 10% of the value of the total assets of the Fund. ~~To the extent allowed by law, regulation or SEC order, the Fund may invest their assets in securities of investment companies, including money market funds, in excess of the limits discussed above.~~”

24.There appears to have been a duplicated Fundamental Investment Policy section, including a reference to the energy pipeline industry. Please reconcile.
The Trust responds by revising the Fundamental Investment Limitation disclosure as follows:
~~“Except with the approval of a majority of its outstanding voting securities, the Fund may not:~~

1.~~Concentrate its investments in an industry or group of industries (i.e., hold 25% or more of its total assets in the securities of companies in a particular industry or group of industries), except that the Fund will concentrate in the energy pipeline industry. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities and tax-exempt securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.~~

2.~~Borrow money or issue senior securities (as defined under the 1940 Act), except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.~~

3.~~Make loans, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.~~

4.~~Purchase or sell commodities or real estate, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.~~

5.~~Underwrite securities issued by other persons, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.~~

Except with the approval of a majority of its outstanding voting securities, the Fund may not:

1.Concentrate its investments in an industry or group of industries (i.e., hold 25% or more of its total assets in the securities of companies in a particular industry or group of industries), except to the extent that the Fund’s Underlying Index concentrates in a particular industry or group of industries. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities and tax-exempt securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

2.Borrow money or issue senior securities (as defined under the 1940 Act), except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

3.Make loans, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

4.Purchase or sell physical commodities except to the extent permitted by the 1940 Act or other governing statute, by the rules thereunder, or by the SEC or other regulatory agency with authority over the Fund.

5.Underwrite securities issued by other persons, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

6.Purchase or sell real estate, except that the Fund may purchase marketable securities issued by companies which own or invest in real estate (including REITs).”

25.The disclosure notes that the Fund observes the following non-fundamental restriction, which may be changed without a shareholder vote: “The Fund will not invest less than 80% of its total assets (excluding securities lending collateral) in securities that comprise its Underlying Index.” Please make this consistent with any changes to the Fund’s 80% test and Names Rule comments above, if applicable.
The Trust responds by updating the relevant disclosure as follows:
“In addition to the investment restrictions adopted as fundamental policies as set forth above, the Fund observes the following non-fundamental restriction, which may be changed without a shareholder vote.

1.The Fund will not invest less than 80% of Fund’s net assets, plus borrowings for investment purposes, will be invested in domestic large, mid, and small capitalization equity securities of companies that exhibit broad ethnic and gender representation for Directors and Named Executive Officers, as determined by the Index Provider.”

26.On page 27, please update the disclosure to note that the Adviser is entitled to receive a management fee of 0.29%.
The Trust responds by updating the relevant disclosure as follows:

“In consideration of the services to be provided by the Adviser pursuant to the Investment Advisory Agreement, the Adviser is entitled to receive from the Fund an investment advisory fee computed daily and paid monthly, at the annual rate of 0.29% of the average daily net assets of the Fund.”
27.The disclosure states that the Adviser serves as the Index Provider to the Fund. Please update the disclosure accordingly as the index provider appears to be ISS and not the Adviser.
The Trust responds by revising the relevant disclosure as follows:
“~~The Adviser~~ Institutional Shareholders Services Inc. serves as the Index Provider to the Fund. ~~The Adviser has adopted policies and procedures designed to address potential conflicts that may arise from the advisory activities of the Adviser and TCA, and the provision of the Index by the Adviser. For example, such policies and procedures limit the ability of the Adviser’s portfolio management personnel from influencing personnel who are responsible for maintaining the Underlying Index’s methodology. In addition, information about changes to the Underlying Index’s methodology and change in constituent components are treated as confidential information and the Adviser has adopted policies and procedures that it believes are reasonably designed to prevent the misuse of such information. Further,~~ The Adviser has adopted a code of ethics governing the personal trading activity of its personnel. Finally, the Fund will disclose on a daily basis its entire portfolio holdings.”
28.The Distribution (12b-1) Plan section includes disclosure that the Fund will pay 12b-1 fees, whereas elsewhere the disclosure indicates that the Fund does not presently intend to make any 12b-1 payments. Please reconcile.
The Trust responds by updating the relevant disclosure as follows:
“The Trust has adopted a Distribution Plan (the “Plan”) ~~with respect to the Fund~~ in accordance with the provisions of Rule 12b-1 under the 1940 Act, which regulates circumstances under which an investment company may directly or indirectly bear expenses relating to the distribution of its shares. The Fund does not presently intend to make any payments pursuant to the Plan. Continuance of the Plan with respect to the Fund must be approved annually by a majority of the Trustees of the Trust and by a majority of the Trustees who are not interested persons (as defined in the 1940 Act) of the Trust and have no direct or indirect financial interest in the Plan or in any agreements related to the Plan (“Qualified Trustees”). The Plan requires that quarterly written reports of amounts spent under the Plan and the purposes of such expenditures be furnished to and reviewed by the Trustees. The Plan may not be amended to increase materially the amount that may be spent thereunder with respect to the Fund without approval by a majority of the outstanding shares of any class of the Fund that is affected by such increase. All material amendments of the Plan will require approval by a majority of the Trustees of the Trust and of the Qualified Trustees.

~~The Plan provides that the Fund pays the Distributor an annual fee of up to a maximum of 0.25% per annum of the average daily net assets of the Fund’s shares.~~ Under the Plan, the Distributor may make payments pursuant to written agreements to financial institutions and intermediaries such as banks, savings and loan associations and insurance companies including, without limit, investment counselors, broker-dealers and the Distributor’s affiliates and subsidiaries (collectively, “Agents”) as compensation for services and reimbursement of expenses incurred in connection with distribution assistance. The Plan is characterized as a compensation plan since the distribution fee will be paid to the Distributor without regard to the distribution expenses incurred by the Distributor or the amount of payments made to other financial institutions and intermediaries. The Trust intends to operate the Plan in accordance with its terms and with FINRA rules concerning sales charges.”

29.Please supplementally describe the Adviser’s analysis regarding potential conflicts of interest with respect to ISS serving as the Fund’s Index Provider and as a proxy voting service if applicable and how these conflicts of interest are addressed.
The Trust responds supplementally that ISS ESG is the data business of ISS. Potential conflicts are mitigated with proper information barriers implemented between the two entities.
30.With respect to the Acceptance of Orders of Creation Units section, please delete the word “absolute” in the disclosure. Please additionally delete romanettes (d) and (f). Please see the Commission’s statements in the proposing and adopting releases regarding Rule 6c-11 as to suspension of the issuance of creation units. The Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s statements in these releases.
The Trust responds by removing the requested disclosure.
31.The “Additional Redemption Procedures” section states that the Fund could delay delivery up to 15 days. Please describe the certain other circumstances that may necessitate delivery as long as 15 days.
The Trust responds by updating the relevant disclosure as follows:
“However, due to the schedule of holidays in certain countries, the different treatment among foreign and U.S. markets of dividend record dates and dividend ex-dates (that is the last date the holder of a security can sell the security and still receive dividends payable on the security sold), and in certain other circumstances, the delivery of in-kind redemption proceeds may take longer than two Business Days after the day on which the redemption request is received in proper form; in such circumstances, the Fund may delay delivery more than seven days if the Fund makes such delivery as soon as practicable, but in no event later than 15 days. The aforementioned circumstances include exceptional large redemptions combined with exceptional market conditions such as a prolonged market closure.”
32.Please include the index license or sublicense agreement to which the Fund is a party, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A
The Trust responds by including the relevant agreement in the Fund’s Part C.

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (402) 926-8068.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Joseph M. Destache
Joseph M. Destache
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP